00000000http://schemas.microsoft.com/office/word/2003/wordml013f

Michael Lee

Account Manager, Client Services

Telephone:  416.361.0930 ext 236

       mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 20, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

BONTAN CORPORATION INC.

Confirmation of Notice of Record and Meeting Dates

______________________________________________________________________________________________________

We are pleased to confirm that Notice of Record and Meeting Date was sent to the Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for the subject company.

1.

ISIN:

CA09852M1014

CUSIP:

      09852M101

2.

Date Fixed for the Meeting:

October 19, 2007

3.

Record Date for Notice:

September 14, 2007

4.

Record Date for Voting:

September 14, 2007

5.

Beneficial Ownership Determination Date:

September 14, 2007

6.

Class of Series of Securities that entitle the

holder to receive Notice of the Meeting:

Common Shares

7.

Classes of Series of Securities that entitle the

holder to vote at the Meeting:

Common Shares

8.

Business to be conducted at the Meeting:

Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per